Stemtech Corporation

4851 Tamiami Trail North

Suite 200

Naples, Florida 34103

September 24, 2024

Cara Wirth

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stemtech Corporation
Registration Statement on Form S-1 Filed May 11, 2023
File No. 333-271846

Dear Ms. Wirth:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Stemtech Corporation (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-271846) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 11, 2023, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Soyoung Lee of Lucosky Brookman LLP at 732-395-4504 if you have any questions regarding this request for withdrawal.

Very Truly Yours,

/s/ Charles S. Arnold

Chief Executive Officer

Stemtech Corporation